20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

02 DEC 30 AM 9:27

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4170
12th December, 2002
BY AIRMAIL

Securities and Exchang[redacted]
Division of Corporate
Office of Internation
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

02060836

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 12th December, 2002
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2002 - 2003 Interim Results

Date : 12th December, 2002

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

INTERIM REPORT OF 2002-2003

I am pleased to report the unaudited results of the Group for the six months ended 30th September, 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September, 2002

	Note	(Unaudited) Six Months Ended 30/9/2002 HK$ Million	30/9/2001 HK$ Million
Turnover	2	92.6	216.9
Cost of property sales		(40.6)	(159.5)
Property expenses		(15.2)	(17.5)
Gross profit		36.8	39.9
Administrative expenses		(19.7)	(22.2)
Provision for investment securities		(6.2)	(7.0)
Operating profit		10.9	10.7
Finance costs		(2.8)	(9.9)
Share of profits of associated companies		32.1	43.5
Profit before taxation		40.2	44.3
Taxation	3	(6.0)	(7.1)
Profit attributable to shareholders		34.2	37.2
Dividends			
Interim, proposed, of 2 cents (2001: 2 cents) per ordinary share		12.4	12.4
Earnings per share	4	5.5¢	6.0¢

CONSOLIDATED BALANCE SHEET
As at 30th September, 2002

	Note	(Unaudited) 30/9/2002 HK$ Million	(Audited) 31/3/2002 HK$ Million
Fixed assets		178.4	178.5
Associated companies		1,352.1	1,367.0
Investment securities		50.2	47.1
Mortgage loans receivable		21.3	20.1
Current assets			
Properties for sale		3,177.7	3,151.2
Properties under development		103.6	50.5
Debtors, deposits and prepayments	5	14.8	20.0
Bank balances and cash		60.0	65.5
		3,356.1	3,287.2
Current liabilities			
Creditors, deposits and accruals	6	73.1	74.7
Bank loans – secured		112.6	132.6
Bank loans – unsecured		72.0	59.0
Current portion of long term liabilities		4.0	4.0
Taxation		0.9	0.2
		262.6	270.5
Net current assets		3,093.5	3,016.7
Total assets less current liabilities		4,695.5	4,629.4
Financed by:			
Share capital		61.7	61.7
Retained profit		2,964.9	2,943.1
Other reserves		1,554.2	1,554.2
Proposed dividend		12.4	12.3
Shareholders' funds		4,593.2	4,571.3
Long term liabilities		101.2	57.0
Deferred taxation		1.1	1.1
Funds employed		4,695.5	4,629.4

Notes:

1. **ACCOUNTING POLICIES**
These unaudited consolidated interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these interim accounts are consistent with those used in the annual accounts for the year ended 31st March, 2002 except that the Group has adopted new or revised SSAPs which became effective for the current accounting period:

SSAP 1 (revised)	: Presentation of financial statements
SSAP 11 (revised)	: Foreign currency translation
SSAP 15 (revised)	: Cash flow statements
SSAP 25 (revised)	: Interim financial reporting
SSAP 33	: Discontinuing operations
SSAP 34	: Employee benefits

The adoption of these new or revised accounting standards did not have material impact to the interim accounts for the six months ended 30th September, 2002.

2. **TURNOVER, REVENUES AND SEGMENT INFORMATION**
The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) *Primary reporting format – business segments*

Six Months Ended 30/9/2002

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	43.6	45.0	3.7	–	0.3	92.6
Segment results	(23.7)	39.7	1.8	–	(6.8)	11.0
Unallocated costs						(0.1)
Operating profit						10.9
Finance costs						(2.8)
Share of profits of associated companies	0.3	–	–	31.8	–	32.1
Profit before taxation						40.2
Taxation						(6.0)
Profit attributable to shareholders						34.2

Six Months Ended 30/9/2001

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	169.8	42.3	4.4	–	0.4	216.9
Segment results	(20.8)	36.6	2.5	–	(7.5)	10.8
Unallocated costs						(0.1)
Operating profit						10.7
Finance costs						(9.9)
Share of profits of associated companies	3.0	–	–	40.5	–	43.5
Profit before taxation						44.3
Taxation						(7.1)
Profit attributable to shareholders						37.2

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended 30/9/2002 HK$ Million	30/9/2001 HK$ Million	Operating results Six Months Ended 30/9/2002 HK$ Million	30/9/2001 HK$ Million
Hong Kong	66.9	216.7	12.7	13.2
United States of America	25.7	0.2	(1.8)	(2.5)
	92.6	216.9	10.9	10.7

3. **TAXATION**
Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2002 HK$ Million	30/9/2001 HK$ Million
Company and subsidiaries: Hong Kong profits tax	1.2	0.8
Associated companies: Hong Kong profits tax	4.8	6.3
	6.0	7.1

4. **EARNINGS PER SHARE**
The calculation of earnings per share is based on the profit attributable to shareholders of HK$34.2 million (2001: HK$37.2 million) and ordinary shares in issue of 617,531,425 (2001: 617,531,425).

5. **DEBTORS, DEPOSITS AND PREPAYMENTS**
Ageing analysis

	30/9/2002 HK$ Million	31/3/2002 HK$ Million
Debtors – 0-3 months	3.8	6.1
Deposits and prepayments	11.0	13.9
	14.8	20.0

The credit terms given to the customers vary and are generally within three months.

6. **CREDITORS, DEPOSITS AND ACCRUALS**
Ageing analysis

	30/9/2002 HK$ Million	31/3/2002 HK$ Million
Creditors – 0-3 months	1.4	–
– Over 3 months	0.3	1.0
	1.7	1.0
Deposits and accruals	71.4	73.7
	73.1	74.7

INTERIM DIVIDEND
The Directors declared an interim dividend of 2 cents per share, same as last year. The said interim dividend is payable on 21st February, 2003.

REGISTER OF MEMBERS
The Register of Members will be closed from 6th January, 2003 to 10th January, 2003, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 3rd January, 2003 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS

Interim Results
The Group's unaudited profit attributable to shareholders for the six months ended 30th September, 2002 amounted to HK$34.2 million as compared with HK$37.2 million for the same period in 2001.

Property Development
The construction of San Clemente Technology Park in California has been completed and all units were pre-sold. Site formation work will begin shortly at the Chung Hum Kok luxury residential project (Rural Building Lot No. 1164).

Hotel
Major renovation of the hotel rooms at Sheraton-Hong Kong Hotel, in which your Group has a 35% interest, is progressing smoothly. After the renovation work is finished early next year, the hotel will have very competitive 5-star rooms and earnings will increase accordingly.

High-Tech Investments
We have not committed any new high-tech investments during the six month period under review. As the US economy is showing signs of recovery, it is expected that our investments will generate satisfactory return to the shareholders over the next few years.

Prospects
The Hong Kong government has recently introduced nine measures to stimulate the local property market; as a result of these measures, transaction volume has increased. However, a genuine sustainable recovery of the property market will depend on cessation of deflation and anaemic economic growth, which is unlikely to happen in the near future.

Your Group, with its strong financial position, will take advantage of any opportunities that may arise as a result of the current economic downturn.

LIQUIDITY AND FINANCIAL RESOURCES
At 30th September, 2002, the Group's borrowings net of cash was HK$229.8 million as compared with HK$187.1 million at 31st March, 2002. 65.1% of the Group's borrowings were payable within one year and 34.9% were payable between two to five years. Approximately 93.6% of the Group's total borrowings were denominated in Hong Kong dollars and the remaining 6.4% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September, 2002, amounted to HK$266.9 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 6.3% at 30th September, 2002, compared to 5.5% at 31st March, 2002.

Certain properties of the Group with a carrying value of HK$976.5 million (31st March, 2002: HK$865.5 million) have been pledged to banks as security for facilities granted to the extent of HK$383.7 million (31st March, 2002: HK$277.8 million) against which HK$217.8million (31st March, 2002: HK$193.6 million) has been utilised at the balance sheet date.

HUMAN RESOURCES
The Group, excluding associated companies, employs a total of 246 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$22.9 million for the period ended 30th September, 2002. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
The Company has not redeemed any of its listed securities during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities during the period.

AUDIT COMMITTEE
The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

COMPLIANCE WITH THE CODE OF BEST PRACTICE
During the period, the Company was in compliance with the Code of Best Practice as set out in the Listing Rules of The Stock Exchange of Hong Kong Limited except that the non-executive directors of the Company are not appointed for a specific term as they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE
A detailed results announcement containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chen
Chairman

Hong Kong, 12th December, 2002